VIA EDGAR

March 16, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Lincoln Variable Insurance Products Trust
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
File Nos. 811-08090; 333-156125

Ladies and Gentlemen:

Lincoln Variable Insurance Products Trust filed Pre-Effective Amendment No. 1 to the above-reference Form N-14 Registration Statement on March 16, 2009. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Variable Insurance Products Trust on behalf of the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on March 16, 2009, or as soon as possible thereafter.

Sincerely,

/s/ William P. Flory, Jr.
William P. Flory, Jr.